Confidential Treatment Requested by Veralto Corporation
Pursuant to 17 C.F.R. § 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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June 30, 2023
CONFIDENTIAL SUBMISSION VIA EDGAR
Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Abby Adams
Jeanne Baker
Conlon Danberg
Christie Wong

Re:	Veralto Corporation Amendment No. 1 to
Draft Registration Statement on Form 10
Submitted May 26, 2023
CIK No. 0001967680
Ladies and Gentlemen:
On behalf of Veralto Corporation (the “Company”), a wholly owned subsidiary of Danaher Corporation (“Danaher”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Company's Draft Registration Statement on Form 10 (the “Registration Statement”) set forth in your comment letter dated June 20, 2023 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company has revised the Registration Statement and is confidentially submitting draft Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to the Commission concurrently herewith.

Securities and Exchange Commission
June 30, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the information statement included in Amendment No. 2.
Amendment No. 1 to Draft Registration Statement on Form 10 submitted May 26, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Segments, Water Quality, page 65
1.We note your discussion of year-over-year core sales. Here and throughout your discussion of your operating results, where you discuss one or more factors responsible for an increase or decrease in a line item, please quantify the contribution of each factor. For example, quantify the increase in core sales in the municipal and industrial end markets, and in the business chemical treatment solutions product line. Please also quantify the decrease in core sales in the ultraviolet water disinfection business attributable to completion of several large projects, and clarify whether you expect this trend to continue in future financial periods. Make conforming changes throughout your discussion of your results of operations.
Response: The Staff is respectfully advised that the Company’s disclosures quantify the components responsible for the increase or decrease in core sales within the “Sales Growth and Core Sales Growth” tables included on pages 63, 65 and 68 of the information statement, with additional discussion providing further details of the components quantified in the table. In response to the Staff’s comment, additional disclosure regarding the relative significance of the factors responsible for increases or decreases in core sales and other relevant line items have been included on pages 65 - 70 of the information statement. The Company has considered Item 303(b)(2) of Regulation S-K, and when multiple discrete factors were responsible for an increase or decrease in a line item, the disclosure has been revised to reflect the relative contribution of each factor. The Company does not believe that further quantification of these underlying factors, beyond what we have already included in the revised disclosure, would be material to an investor’s understanding of the Company’s results of operations.
Capital Expenditures, page 75
2.Please amend your disclosure to clarify, for the periods presented, the portion of your capital expenditures used for increasing capacity, replacing equipment, supporting new product development, and improving information technology systems, respectively.
Response: In response to the Staff’s comment, additional disclosure regarding the typical, relative prioritization of Veralto’s capital expenditures has been added on page 75 of the information statement.

Securities and Exchange Commission
June 30, 2023

Intellectual Property, page 94
3.We note your response to comment 11 that the Company does not believe that any single patent (or related group of patents) is material to any segment of the Company’s business or to the Company’s businesses as a whole. We also note your disclosure that “in aggregate Veralto’s intellectual property is important to its operations.” Please revise your Intellectual Property disclosure to provide a more detailed discussion of the type of patent protection upon which you rely for each of your material products or product families, including a discussion of the jurisdictions where you have issued patents or pending patent applications, and the relevant expiration dates.
Response: In response to the Staff’s comment, additional disclosure regarding the types of patent protection the Company relies on, the magnitude of the Company’s patent portfolio, and the geographic distribution and range of expiration dates thereof has been included on pages 94 - 95 of the information statement.
Properties, page 99
4.We note your response to previous comment 13 regarding material leases. Please revise the disclosure in the “Properties” section of the Information Statement to note that you do not believe that any individual lease agreement is material to the Company as a whole. In this regard, we note that your disclosure refers to certain of your facilities as “significant facilities.”
Response: In response to the Staff’s comment, the Company has revised its disclosure regarding its facilities on page 99 of the information statement and has added a statement that the Company does not believe that any individual lease agreement is material to the Company as a whole.
Executive Compensation
Non-CEO Veralto NEOs Annual Incentive Payout, page 115
5.We note your amended disclosure that certain Senior Leader Business Metrics included operating profit, core revenue growth, and working capital turnover. To the extent that any of the awards reflected in your Summary Compensation table are based on non-GAAP measures, please amend your disclosure to describe how any non-GAAP numbers are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has included on page 116 of the information statement additional disclosure describing how these non-GAAP measures are calculated from the Company’s GAAP financial information.

Securities and Exchange Commission
June 30, 2023

General
6.Please file the Bystrom Employment Agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.
Response: In response to the Staff’s comment, Mr. Byström’s employment agreement has been added as Exhibit 10.11 to the Registration Statement and an amendment to such agreement has been added as Exhibit 10.12 to the Registration Statement.

Securities and Exchange Commission
June 30, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-7886 or thomas.greenberg@skadden.com.

Very truly yours,

/s/ Thomas Greenberg

Thomas Greenberg

cc:	James O’Reilly
Vice President, Deputy General Counsel and Secretary
Danaher Corporation